

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2010

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re: Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Proxy Statement on Schedule 14A, filed March 16, 2010**
> **File No. 001-04422**

Dear Mr. Cynkus:

We have reviewed your response letter dated October 13, 2010 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 12. Employee Benefit and Stock Compensation Plans, page 65

1. We have reviewed your response to comment 1. In future filings please provide disclosure regarding how you value level 3 investments included in your defined benefit plan within your critical accounting policies and in addition please provide a risk factor that discusses the risks associated with level 3 investments and how you mitigate this risk. In addition please include these future disclosures within your response.

2. In addition, as requested in our September 30, 2010 letter, please tell us how you determined that the assumptions used by the funds auditors are reasonable and whether you make any adjustments to those assumptions. In addition, please tell us the nature or examples of the underlying investments that are included within level 3 investments included in your defined benefit plan.

Proxy Statement on Schedule 14A, filed March 16, 2010

General

3. We note your response to prior comment 4 and the reference to pages 7-9 of your proxy. Please note that Item 401(e)(1) of Regulation S-K requests a discussion of the specific experiences and qualifications that led to the conclusion that each person should serve as your directors. The referenced disclosure currently aggregates such discussion and is followed by the table that lists other affiliations. Please confirm that you will provide a separate discussion for each person as requested by Item 401(e)(1) in future filings.

Equity Based Awards, page 22

4. We note your response to prior comment 6 that the purely discretionary awards are determined by the committee's subjective assessments of each individual's respective past and anticipated future contributions. Please confirm that you will provide a discussion of the individual assessments that are made for each person disclosed in this subsection.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 with any questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Staff Attorney at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor